UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PALNS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401 (k) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
 401 (k) Profit Sharing Plan

EIN 37-1103704 PN 002
 Report of Independent Registered Public Accounting Firm
and Financial Statements
 December 31, 2015 and 2014

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

Audit Committee and 401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Decatur, Illinois
June 28, 2016

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, At Fair Value	$45,805,578	$44,390,103
Receivables
Employer's contributions	404	2,300
Interest and dividends	5,650	6,254
Notes receivable from participants	599,338	602,611
	605,392	611,165
Total assets	46,410,970	45,001,268
Liability
Refunds due to excess contributions	—	24,603
Net Assets Available for Benefits	$46,410,970	$44,976,665

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Investment Income
Net appreciation (depreciation) in fair value of investments	$286,127	$(878,815)
Interest and dividends	1,863,907	1,999,590
	2,150,034	1,120,775
Interest Income from Notes Receivable from Participants	18,275	17,270
Contributions
Employer	1,167,618	1,127,471
Participants	1,481,174	1,278,044
Rollovers	561,883	399,948
	3,210,675	2,805,463
Total additions	5,378,984	3,943,508
Deductions
Benefits paid to participants	3,937,927	2,771,440
Administrative expenses	6,752	6,300
Total deductions	3,944,679	2,777,740
Net Increase	1,434,305	1,165,768
Net Assets Available for Benefits, Beginning of Year	44,976,665	43,810,897
Net Assets Available for Benefits, End of Year	$46,410,970	$44,976,665

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least three months of service. Related employers who also participate in the Plan include First Mid-Illinois Bank & Trust, N.A., Mid-Illinois Data Services, Inc., and The Checkley Agency, Inc. DBA First Mid-Insurance Group. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).The Trust & Wealth Management Department of First Mid-Illinois Bank & Trust, N.A. is the trustee of the Plan and serves as custodian of certificates of deposit and common stock held by the Plan. MG Trust Company, LLC serves as custodian of the remaining plan assets.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover and employee Roth contributions are also permitted. Employees are automatically enrolled to contribute 5% of eligible wages to the plan upon eligibility. Effective January 1, 2015, the Company makes safe harbor matching contributions of 100% of employees' salary deferral amounts up to 3% of employees' eligible compensation and 50% of employees' salary deferral amounts on the 2% of employees' eligible compensation. For the year ended December 31, 2014, the matching contributions were 50% of employees' salary deferral amounts up to 4% of employees' eligible compensation. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the year ended December 31, 2015, the profit sharing contribution was 2% of eligible compensation. For the year ended December 31, 2014, the profit sharing contribution was 4% of eligible compensation. Contributions are subject to certain limitations.

 Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service,defined as a minimum of 500 hours of service. A participant is fully vested after 6 years of vesting service. The nonvested balance is forfeited upon payment of benefits. Forfeitures are allocated among active participants based upon eligible compensation.

 Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

 Forfeited Accounts

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $22,424 and $22,468, respectively. For the plan year ending December 31, 2015, the amounts were reallocated to participants as an additional matching contribution. These accounts will be used to reduce future employer contributions or pay administrative expense of the Plan.

 Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is charged at prime rate at loan inception.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end. Certificates of deposits are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 3:	Change in Accounting Principle

In 2015, the Plan changed its accounting policy on plan accounting disclosures by adopting the provisions of ASU 2015-12, Plan Accounting (Topics 960, 962 and 965): Part II: Plan Investment Disclosures. The accounting policy change provided for in ASU2015-12 changes the Plan's disclosure requirements to eliminate and/or modify certain investment-related disclosures. This change was applied retrospectively for all periods presented.

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2015	2014
Net Assets:
Certificate of deposit	$424,873	$785,183

Changes in net assets:
Contributions	$423,892	$783,594
Interest income	1,205	1,875
Transfers to participant-directed investments	(785,407)	(760,633)
Total additions (deductions)	$(360,310)	$24,836

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2015 and 2014, participants held 326,724 and 312,166 shares, respectively.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $4,549,141 and $4,943,195 at December 31, 2015 and 2014, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan. The Plan paid $6,752 and $6,300 during 2015 and 2014, respectively, to First Mid-Illinois Bank & Trust for participant loan distribution fees.

Note 6:	Plan Amendments

The plan document was restated effective January 1, 2015 to bring the plan into compliance with the Pension Protection Act of 2006 (PPA) and other legislative and regulatory changes. The Plan was further amended to be a Safe Harbor 401(k) plan. Effective August 17, 2015, the plan was further amended to allow the predecessor employer service crediting for the acquisition of the 12 Old National Bank locations.

Note 7:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is an hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

		2015
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$8,494,817	$8,494,817	$—	$—
Mutual funds	32,595,153	32,595,153	—	—
Money market funds	166,467	166,467	—	—
Certificates of deposit	4,549,141	—	—	4,549,141
	$45,805,578	$41,256,437	$—	$4,549,141

		2014
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$5,790,680	$5,790,680	$—	$—
Mutual funds:	33,615,673	33,615,673
Money market funds	40,555	40,555	—	—
Certificates of deposit	4,943,195	—	—	4,943,195
	$44,390,103	$39,446,908	$—	$4,943,195

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2015. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

 Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. See the table below for inputs and valuation techniques used for Level 3 securities.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit
Balance, January 1, 2014	$4,523,251
Total interest income included in net increase in net assets available for benefits	18,004
Purchases	1,452,755
Redemptions	(1,050,815)
Balance, December 31, 2014	4,943,195
Total interest income included in net increase in net assets available for benefits	14,779
Purchases	1,555,952
Redemptions	(1,964,785)
Balance, December 31, 2015	$4,549,141

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2015	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$4,549,141	Amortized cost	Contractual interest rate	0.30%

				Range
	Fair Value at	Valuation		(Weighted
	12/31/2014	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$4,943,195	Amortized cost	Contractual interest rate	0.30%-0.35% (0.325%)

Note 8:	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 9:	Plan Tax Status

The Plan operates under a volume submitter adoption agreement and plan document sponsored by Benefit Plan Consultants Inc. This volume submitter plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities before 2012.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 10:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of Issuer	Description of Investment			Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	0.30%	due	12/31/16	$424,873
First Mid-Illinois Bank & Trust*	0.30%	due	12/31/16	4,124,268
				4,549,141
Common Stock
First Mid-Illinois Bancshares, Inc.*	326,724	Shares		8,494,817

Mutual Funds
American Funds EuroPacific Growth Fund	6,732	Shares		305,083
American Funds EuroPacific Growth F-2 #616	33,593	Shares		1,520,089
Gotham Absolute Return Inst	21,387	Shares		263,277
ClearBridge Appreciation Fund	72,312	Shares		1,426,716
Columbia Acorn International Fund - Z	18,344	Shares		717,627
Dodge & Cox Balanced Fund	23,818	Shares		2,248,873
Dodge & Cox Income Fund #147	69,113	Shares		918,516
Eagle Small Cap Growth Fund Class	11,989	Shares		612,146
Federated Total Return Bond Fund	72,435	Shares		771,433
Neuberger Berman Genesis Inst	21,825	Shares		1,114,401
Oakmark Global I Fund	93,877	Shares		2,545,013
Oppenheimer Developing Markets Y	40,329	Shares		1,209,459
Loomis Sayles Value N	67,432	Shares		1,339,197
Metropolitan West Total Return Bond I	85,878	Shares		912,024
Principal High Yield Inst	63,870	Shares		429,207
Principal Real Estate Securities	12,508	Shares		278,809
Maingate MLP I	26,345	Shares		236,842
T. Rowe Price Blue Chip Growth Fund	22,219	Shares		1,608,210
T. Rowe Price Growth Stock Fund	1,963	Shares		105,310
T. Rowe Price Mid-Cap Value Fund	132,260	Shares		3,298,568
T. Rowe Price Small-Cap Stock Fund	21,817	Shares		842,362
Templeton Global Bond	34,667	Shares		399,713
Vanguard 500 Index Admr Shares	13,277	Shares		2,502,398
Vanguard Balanced Index Admiral Shares	1,491	Shares		43,577
Vanguard Developed Markets Index Fund-Inv	4,818	Shares		44,086
Vanguard GNMA Fund Admr	91,171	Shares		971,887
Vanguard Growth Index - Admr	63,406	Shares		3,472,741
Vanguard Mid-Cap Index Admr Shares	5,850	Shares		869,990

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-1103704 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2015

Identity of Issuer	Description of Investment			Current
Vanguard Small-Cap Index Admr Shares	2,722	Shares		$144,423
Vanguard Interm-Term Govt Bond Index	65	Shares		1,419
Vanguard Total Bond Index Admr Shares	6,994	Shares		74,414
Vanguard Total World Stock Index	4,409	Shares		103,385
Vanguard Value Index Admr	1,505	Shares		47,873
Vanguard Windsor II - Admiral	19,341	Shares		1,149,637
Vanguard Emerging Markets Stock Index Admr	2,431	Shares		66,448
				32,595,153

Money Market Funds
Federated Prime Obligation Funds #10	11,262	Units		11,262
Federated Prime Obligation Funds #396	155,205	Units		155,205
				166,467

Notes Receivable from Participants*	3.25%	—	4.00%	599,338
				$46,404,916

 * Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 28, 2016

Joseph R. Dively
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP